Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

212-735-3000

July 10, 2006

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn:	Michael McTiernan, Esq.
Special Counsel

RE:	Wyndham Worldwide Corporation
Commission File No. 001-32876

Dear Mr. McTiernan:

On behalf of Wyndham Worldwide Corporation (“Wyndham”), enclosed herewith please find changed pages which reflect updated disclosure that will be included in the final information statement that will be mailed to stockholders of Cendant Corporation in connection with the distribution of the common stock of Wyndham. As we discussed with Mr. Ossias this morning, the enclosed changed pages reflect planned modifications to the form of information statement included in Amendment No. 3 to the Registration Statement on Form 10 for Wyndham that was filed with the Commission on July 7, 2006. Wyndham will file the final form of information statement (including the updates attached hereto as well as final data such as record dates, distributions dates, etc.) as an exhibit to a Form 8-K as soon as practicable following the mailing of such information statement to Cendant stockholders. In addition, Wyndham will file, as exhibits to such Form 8-K, the relevant documents relating to the new debt instruments, including the new Credit Agreement and new Interim Term Loan Agreement.

Please direct any questions concerning this filing to the undersigned at (212) 735-3688.

Very truly yours,

/s/ Daniel E. Wolf
Daniel E. Wolf

cc:	Geoffrey Ossias
Matthew Maulbeck
Josh Forgione
Eric J. Bock
Scott G. McLester

•	Our revenues and profits, and in turn our financial condition, may be significantly adversely affected by exogenous events that generally adversely affect the travel industry. Such events include terrorist incidents and threats, acts of God, war, bird flu and other pandemics, the financial instability of many of the air carriers, airline job actions and strikes, and increases in gas and other fuel prices. In addition, our businesses may be adversely affected by a deterioration in general economic conditions or a weakening of one or more of the industries in which we operate.

•	We have not operated as an independent company and have in the past relied on Cendant for certain services. We may be unable to make the changes necessary to operate as an independent company or to obtain these services from unaffiliated third parties on reasonable terms or at all.

•	As part of our separation from Cendant, we will be responsible for certain of Cendant’s contingent and other corporate liabilities. Assuming our separation from Cendant occurred on March 31, 2006 and the sale of Travelport is completed, we would have recorded liabilities of approximately $321 million, which represents our share of such Cendant contingent and other corporate liabilities.

•	At the time of our separation from Cendant, we expect to incur approximately $1,360 million of debt with external lenders to repay a portion of Cendant’s debt (the amount of which may be adjusted at the time of our separation (as more fully described elsewhere in this information statement)). Upon the completion of the sale of Travelport (as more fully described elsewhere in this information statement), which is expected to close after our separation from Cendant, Cendant will be obligated to contribute a significant portion of the cash proceeds from such sale to us and Realogy. We estimate that our share of the $4,300 million of gross cash proceeds (which purchase price is subject to adjustment) from such sale will be approximately $760 million, which we will use to reduce our outstanding indebtedness. Following such reduction of our indebtedness, if our Board of Directors deems it appropriate, we may incur additional debt and use the proceeds from such additional debt for general corporate purposes, such as to repurchase shares of our common stock. If the sale of Travelport is not completed, our initial debt would not be reduced below $1,360 million and the prevailing market price of our common stock may be materially adversely affected. There can be no assurance that the closing of the Travelport sale will occur or that if it does occur that we will receive the full amount of the cash proceeds we currently expect to receive.

For further discussion of these risks and other risks and uncertainties that we face, see “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Separation

Overview

On October 23, 2005, the Board of Directors of Cendant preliminarily approved a plan to separate Cendant into four independent, publicly traded companies—one for each of Cendant’s Hospitality Services (including Timeshare Resorts), Real Estate Services, Travel Distribution Services and Vehicle Rental businesses. The separation was to occur through distributions to Cendant’s stockholders of all of the shares of common stock of three subsidiaries of Cendant that hold or will hold the assets and liabilities, including the entities holding substantially all of the assets and liabilities, of the businesses other than the Vehicle Rental business, which will remain after the distributions. On April 24, 2006, Cendant announced that as an alternative to distributing shares of Travelport Inc., or Travelport, the Cendant subsidiary that holds directly or indirectly the assets and liabilities associated with Cendant’s Travel Distribution Services businesses, to Cendant stockholders, Cendant was also exploring the sale of Travelport. On June 30, 2006, Cendant entered into an agreement to sell Travelport to an affiliate of the Blackstone Group for $4,300 million in cash. Cendant expects the sale of Travelport to close in August 2006, subject to the satisfaction and/or waiver of certain conditions contained in the Travelport purchase agreement, and, promptly following the completion of the sale, Cendant will be obligated to contribute a significant portion of the proceeds to us and to Realogy, which will be used to reduce our and Realogy’s indebtedness. On [            ], 2006, the Board of Directors of Cendant approved the distributions of all satisfied, if at any time the Cendant Board determines that the distribution is not in the best interests of Cendant and its stockholders or that market conditions are such that it is not advisable to separate the Hospitality Services (including Timeshare Resorts) businesses from Cendant.

Does Wyndham Worldwide plan to pay dividends?

The declaration and payment of future dividends by us will be subject to the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, capital requirements of our operating subsidiaries, covenants associated with certain of our debt obligations, legal requirements, regulatory constraints and other factors deemed relevant by our Board.

Will Wyndham Worldwide incur any debt?

Prior to Sale of Travelport

Yes. In connection with our separation, we have entered into borrowing arrangements for a total of $2,000 million, comprised of a $300 million term loan facility, an $800 million interim loan facility and a $900 million revolving credit facility. At or prior to the distribution, we expect to draw $1,360 million against those facilities and issue approximately $70 million in letters of credit, leaving approximately $570 million available to provide liquidity for additional letters of credit and for working capital and ongoing corporate needs. All of the approximately $1,360 million of debt we expect to incur will be transferred to Cendant solely to repay a portion of Cendant’s corporate debt (including its existing asset-linked facility relating to certain of the assets of Cendant’s Hospitality Services (including Timeshare Resorts) businesses).

The Separation and Distribution Agreement provides for an adjustment in the amount of indebtedness we will incur in connection with our separation in the event that the sum of the borrowings transferred by us, Realogy and Travelport to Cendant, together with the cash at Cendant then available to be utilized to repay its corporate debt, is less than or more than the amount necessary to enable Cendant to make the Separation Payments. See “The Separation—Incurrence of Debt” for a further description of this adjustment.

Historically, Cendant has borrowed funds under its existing asset-linked facility relating to certain of the assets of Cendant’s Hospitality Services (including Timeshare Resorts) businesses, which amounted to $600 million, $575 million and $550 million at June 30, 2006, March 31, 2006 and December 31, 2005, respectively. These Cendant borrowings have been reflected in our accompanying historical combined financial statements. We expect Cendant to repay the then-outstanding balance of these borrowings at the time of our separation with a portion of our initial borrowings of approximately $1,360 million.

In connection with the plan of separation, Cendant, which is expected to comprise the Vehicle Rental business, is expected to change its name to Avis Budget Group, Inc. and its trading symbol to “CAR,” and the Cendant name and trading symbol are expected to be retired.

Transfer and distribution agent	Mellon Investor Services LLC

480 Washington Boulevard

Jersey City, New Jersey 07310

Tel: (800) 589-9469

www.melloninvestor.com

Incurrence of debt

Prior to Sale of Travelport

In connection with our separation, we have entered into borrowing arrangements for a total of $2,000 million, comprised of a $300 million term loan facility, an $800 million interim loan facility and a $900 million revolving credit facility. At or prior to the distribution, we expect to draw $1,360 million against those facilities and issue approximately $70 million in letters of credit, leaving approximately $570 million available to provide liquidity for additional letters of credit and for working capital and ongoing corporate needs. All of the approximately $1,360 million of debt we expect to incur will be transferred to Cendant solely to repay a portion of Cendant’s corporate debt (including its existing asset-linked facility relating to certain of the assets of Cendant’s Hospitality Services (including Timeshare Resorts) businesses). The Separation and Distribution Agreement provides for an adjustment in the amount of indebtedness we will incur in connection with our separation in the event that the sum of the borrowings transferred by us, Realogy and Travelport to Cendant, together with the cash at Cendant then available to be utilized to repay its corporate debt, is less than or more than the amount necessary to enable Cendant to make the Separation Payments. See “The Separation—Incurrence of Debt” for a further description of this adjustment.

Historically, Cendant has borrowed funds under its existing asset-linked facility relating to certain of the assets of Cendant’s Hospitality Services (including Timeshare Resorts) businesses, which amounted to $600 million, $575 million and $550 million at June 30, 2006, March 31, 2006 and December 31, 2005, respectively. These Cendant borrowings have been reflected in our accompanying historical combined financial statements. We expect Cendant to repay the then-outstanding balance of these borrowings at the time of our separation with a portion of our initial borrowings of approximately $1,360 million.

Subject to market conditions, we intend to replace the interim loan facility in its entirety with a combination of public, senior unsecured medium-term (a duration of between 3 and 10 years), non-convertible, fixed and/or floating rate bonds. As discussed below, in the event the

Litigation”), (iv) generally any actions with respect to the separation plan or the distributions made or brought by any third party and (v) payments under certain identified contracts (or portions thereof) that were not allocated to any specific party in connection with the separation. However, in almost all cases, contingent and other corporate liabilities do not include liabilities that are specifically related to the business of one of the four separated companies which will be allocated 100% to the relevant company, including any liabilities related to the business disclosure in a separated company’s registration statement on Form 10 or similar disclosure document filed or distributed in connection with the separation plan. Assuming our separation from Cendant occurred on March 31, 2006 and the sale of Travelport is completed, we would have recorded liabilities of $321 million relating to our assumption of Cendant’s contingent and other corporate liabilities, which are reflected on our pro forma balance sheet. (See “Unaudited Pro Forma Condensed Combined Financial Statements.”) This amount does not reflect liabilities that may be required to be established in connection with the guarantees we expect to provide Cendant in connection with the separation. Any such liabilities, which could be material, will reflect the fair value of the guarantees, which is currently being determined.

If any party responsible for such liabilities were to default in its payment, when due, of any such assumed obligations related to any such contingent corporate liability, each non-defaulting party (including Avis Budget Group, Inc.) would be required to pay an equal portion of the amounts in default. Accordingly, we may, under certain circumstances, be obligated to pay amounts in excess of our share of the assumed obligations related to such contingent and other corporate liabilities including associated costs and expenses.

Many lawsuits are currently outstanding against Cendant, some of which relate to accounting irregularities arising from some of the CUC International, Inc. business units acquired when HFS Incorporated merged with CUC to form Cendant. While Cendant has settled many of the principal lawsuits relating to the accounting irregularities, these settlements do not encompass all litigation associated with the accounting irregularities. We do not believe that it is feasible to predict or determine the final outcome or resolution of these unresolved proceedings. Although we will share any costs and expenses arising out of this litigation with Realogy (and with Travelport if the sale of Travelport is not completed), an adverse outcome from such unresolved proceedings or liabilities or other proceedings for which we have assumed partial liability under the Separation and Distribution Agreement could be material with respect to our earnings in any given reporting period.

Additionally, Realogy (and not us) will act as the managing party and will manage and assume control of most legal matters related to the contingent and other corporate liabilities and assets of Cendant. Furthermore, assuming the sale of Travelport is completed, Realogy will have full control of most decisions relating to the settlement, resolution or disposition of most legal matters relating to contingent and other corporate liabilities (including certain tax-related matters) and assets and we will be responsible for 37.5% of any payments made in respect of such matters.

For a more detailed description of the Separation and Distribution Agreement and treatment of certain historical Cendant contingent and other corporate liabilities, see “Certain Relationships and Related Party Transactions—Agreements with Cendant—The Separation and Distribution Agreement.”

As part of our separation from Cendant, we will incur substantial debt with external lenders, which could subject us to various restrictions and decrease our profitability.

In connection with our separation, we have entered into borrowing arrangements for a total of $2,000 million, which is comprised of a $300 million term loan facility, an $800 million interim loan facility and a $900 million revolving credit facility. At or prior to the distribution, we expect to draw approximately $1,360 million against those facilities, and issue approximately $70 million in letters of credit, leaving approximately $570 million available to provide liquidity for additional letters of credit and for working capital and ongoing corporate needs. All of the approximately $1,360 million of debt we expect to incur will be transferred to Cendant solely to repay a portion of Cendant’s corporate debt (including its existing asset-linked facility relating to certain of the assets of Cendant’s Hospitality Services (including Timeshare Resorts) businesses). The Separation and Distribution Agreement provides for an adjustment in the amount of indebtedness we will incur in connection with our separation in the event that the sum of the borrowings transferred by us, Realogy and Travelport to Cendant, together with the cash at Cendant then available to be utilized to repay its corporate debt, is less than or more than the amount necessary to enable Cendant to make the Separation Payments. In the event that such amounts are less than the amount necessary to enable Cendant to make the Separation Payments, then any insufficiency will result in an upward adjustment in the amount of indebtedness incurred by Travelport, but only to the extent that Travelport is able to obtain such additional debt financing on commercially reasonable terms. Thereafter, if there is still an insufficiency, we will be required to incur additional indebtedness equal to such remaining insufficiency up to $100 million and transfer such additional amounts to Cendant and, to the extent the remaining insufficiency is in excess of $100 million, we and Realogy would be required to incur additional indebtedness equal to 37.5% and 62.5%, respectively, of such excess and transfer such amounts to Cendant.

Although Cendant has agreed to sell Travelport for $4,300 million in cash (which purchase price is subject to adjustment), and upon such sale, we estimate that approximately $760 million of such proceeds will be contributed to us, which we will use to reduce certain of our outstanding indebtedness, we cannot assure you that a sale of Travelport will be completed or as to the timing of the completion of such sale or the amount of proceeds that we expect to receive from such sale. In addition, following any such reduction of our indebtedness, if our Board of Directors deems it appropriate, we may incur additional debt and use the proceeds from such additional debt for general corporate purposes, such as to repurchase shares of our common stock. Subject to market conditions, we intend to replace the interim loan facility in its entirety with a combination of public, senior unsecured medium-term (a duration of between 3 and 10 years), non-convertible, fixed and/or floating rate bonds. In the event of a sale of Travelport, we intend to use a portion of the proceeds contributed to us to pay down the interim facility; in addition, the receipt of such proceeds would likely result in our issuing a proportionally smaller amount of the bonds described above. The remainder of the proceeds from a sale of Travelport, if any, will be used to repay other debt. We cannot assure you that we will be able to refinance the interim loan facility on terms that are reasonable to us. These financing arrangements will contain customary restrictions, covenants and events of default. The terms of these financing arrangements and any future indebtedness may impose various restrictions and covenants on us (such as tangible net worth requirements) that could limit our ability to respond to market conditions, provide for capital investment needs or take advantage of business opportunities. In addition, our financing costs may be higher than they were as part of Cendant. For a more detailed discussion of these borrowings and our liquidity following the separation, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources—Financial Obligations—Pro Forma Indebtedness Following Separation.”

We cannot give you any assurance as to when or if the completion of the sale of Travelport will occur or the extent to which we will receive any cash proceeds from such sale to reduce our indebtedness.

Upon the completion of the sale of Travelport, we will have the right under the Separation and Distribution Agreement to receive a portion of the cash proceeds (after giving effect to certain tax liabilities and other expenses incurred by Cendant in connection with the sale and the repayment of any Travelport indebtedness) and we will have the obligation to use such cash proceeds to reduce our indebtedness. We cannot give you any assurance as to when or if the sale of Travelport will be completed. The completion of the sale of Travelport is subject to certain customary conditions precedent and some, including the receipt of requisite regulatory approvals and the absence of any material adverse effect with respect to Travelport, may be outside of Cendant’s and Travelport’s control. If the sale is not completed by December 31, 2006, all of the shares of common stock of Travelport will be distributed to Cendant’s stockholders rather than sold. In such an event, our expected indebtedness would not be reduced below approximately $1,360 million (as such amount may be adjusted as described elsewhere in this information statement) and the prevailing market price of our common stock may be materially adversely affected. The amount of our indebtedness that would be reduced is dependent upon the tax liabilities, expenses and Travelport debt repayments that may arise in connection with such a sale, the amounts of which are presently uncertain. Upon the completion of the sale of Travelport, our right to receive a portion of the proceeds is a contractual right under the Separation and Distribution Agreement and we may be required to take action to enforce our rights under the Separation and Distribution Agreement to receive all of the proceeds that we believe we are entitled to receive.

equity securities, selling or otherwise disposing of a substantial portion of its assets or acquiring businesses or assets with equity securities, in each case, for a period of 24 months from the day after the distribution. Moreover, the Tax Sharing Agreement generally provides that Wyndham Worldwide will be responsible for any taxes imposed on Cendant or Wyndham Worldwide as a result of the failure of the distribution, together with certain related transactions, to qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code if such failure is attributable to certain post-distribution actions taken by or in respect of Wyndham Worldwide (including its subsidiaries) or its stockholders, such as the acquisition of Wyndham Worldwide by a third party at a time and in a manner that would cause such failure. See “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution” and “Certain Relationships and Related Party Transactions—Agreements with Cendant, Realogy and Travelport—Tax Sharing Agreement.”

Risks Relating to Our Common Stock

There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.

There is currently no public market for our common stock. It is anticipated that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including through the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the distribution or be sustained in the future.

We cannot predict the prices at which our common stock may trade after the distribution. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

•	a failure by Cendant to complete the sale of Travelport, to receive gross cash proceeds of $4,300 million or to contribute to us all or a portion of the approximately $760 million of such proceeds that we expect to receive;

•	our business profile and market capitalization may not fit the investment objectives of Cendant stockholders, especially stockholders who hold Cendant stock based on Cendant’s inclusion in the S&P 500 Index, as our common stock may not be included in the S&P 500 Index, and as a result, Cendant stockholders may sell our shares after the distribution;

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results due to the seasonality of our business and other factors related to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the distribution;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations; and

•	general economic conditions.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

A failure by Cendant to complete the sale of Travelport may materially adversely affect the prevailing market price of our common stock.

In the event that Cendant fails to complete the sale of Travelport, we would not receive any of the approximately $760 million of gross cash proceeds we expect to receive upon the completion of the sale. In such event, our initial debt would not be reduced, and the prevailing market price of our common stock may be materially adversely affected.

Investors may be unable to accurately value our common stock.

Investors often value companies based on the stock prices and results of operations of other comparable companies. Currently, no public hospitality company exists with combined size, scale and product offerings directly comparable to ours. As such, investors may find it difficult to accurately value our common stock, which may cause our common stock to trade below its true value.

Substantial sales of common stock may occur in connection with this distribution, which could cause our stock price to decline.

The shares of our common stock that Cendant distributes to its stockholders generally may be sold immediately in the public market. Following the distribution, we believe (based on information as of January 26, 2006) that Barclays Global Investors, N.A. will beneficially own 8.88% of our common stock (see “Security Ownership of Certain Beneficial Owners and Management”). Although we have no actual knowledge of any plan or intention on the part of any 5% or greater stockholder to sell our common stock following the separation, it is possible that some Cendant stockholders, including possibly some of our large stockholders, will sell our common stock received in the distribution for reasons such as that our business profile or market capitalization as an independent company does not fit their investment objectives. Moreover, index funds tied to the Standard & Poor’s 500 Index, the Russell 1000 Index and other indices hold shares of Cendant common stock. To the extent our common stock is not included in these indices after the distribution, certain of these index funds will likely be required to sell the shares of our common stock that they receive in the distribution. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.

Your percentage ownership in Wyndham Worldwide may be diluted in the future.

Your percentage ownership in Wyndham Worldwide may be diluted in the future because of equity awards that we expect will be granted to our directors, officers and employees and the accelerated vesting of other equity awards. Prior to the separation and record date for the distribution, we expect Cendant will approve the Wyndham Worldwide Corporation 2006 Equity and Incentive Plan, or the Plan, which will provide for the grant of equity based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards to our directors, officers and other employees, advisors and consultants. It is expected that no more than 43.5 million shares of our common stock will be available for grants pursuant to the Plan, which include (i) shares which may be used for purposes of satisfying our obligations under our Non-Employee Directors Deferred Compensation Plan, Savings Restoration Plan and Officer Deferred Compensation Plan and (ii) approximately 29 million shares necessary to implement the issuance of equity awards relating to our common stock granted pursuant to equitable adjustments of Cendant equity awards, or the Equitable Adjustment Awards. The Equitable Adjustment Awards will become vested on the earlier of (i) the date on which such units would have vested in accordance with the terms of the existing vesting schedule or (ii) the 30th day following the completion of the second of the distributions pursuant to Cendant’s separation plan (or, if applicable, following a simultaneous distribution of us and Realogy).

For a more detailed description of the Plan and the Equitable Adjustment Awards, see “Management— Employee Benefit Plans.”

WYNDHAM WORLDWIDE

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2006 AND YEAR ENDED DECEMBER 31, 2005

Separation Adjustments

(a)	Represents the estimated incremental costs associated with operating as a separate public company ($21 million for the three months ended March 31, 2006 and $85 million for the year ended December 31, 2005), partially offset by the elimination of general corporate overhead allocated by Cendant ($9 million for the three months ended March 31, 2006 and $36 million for the year ended December 31, 2005). The estimated costs associated with operating as a separate public company of $21 million for the three months ended March 31, 2006 and $85 million for the year included December 31, 2005 includes: (i) $11 million and $44 million, respectively, related to staff additions and increases in salaries to replace Cendant support, which was estimated using Cendant historical costs and adjusted for current market conditions, as applicable, (ii) $3 million and $11 million, respectively, related to legal fees (including our share of unresolved Cendant legal matters), which was estimated using Cendant historical costs and adjusted for expected variations as applicable, (iii) $2 million and $9 million, respectively, related to facilities and equipment, which was estimated using Cendant historical costs and adjusted for current market conditions as applicable, (iv) $2 million and $6 million, respectively, related to insurance, which estimate was derived from premium cost projections received from our insurance broker based on current market conditions, (v) $1 million and $5 million, respectively, related to information technology, which was estimated using Cendant historical costs and adjusted for expected variations as applicable, (vi) $1 million and $4 million, respectively, related to Board of Directors and filing related fees, which was estimated using Cendant historical costs and adjusted for expected variations as applicable, (vii) $1 million and $4 million, respectively, related to audit fees, which was estimated using Cendant historical costs and adjusted for expected variations as applicable, (viii) $0 million and $1 million, respectively, related to the outsourcing of the payroll function, which was estimated based upon written quotes received from potential providers, and (ix) $0 million and $1 million, respectively, of other miscellaneous costs. The estimated public company costs exceed the historical allocations from Cendant by $12 million for the three months ended March 31, 2006 and $49 million for the year ended December 31, 2005, which primarily reflects the development of certain infrastructures that were previously maintained at, and leveraged from, Cendant’s corporate function and other businesses.
(b)	Represents incremental depreciation we expect to incur as a separate public company due to the expected transfer to us of certain assets from Cendant prior to the separation.
(c)	Represents the elimination of $11 million and $30 million of interest income for the three months ended March 31, 2006 and the year ended December 31, 2005, respectively, that will no longer be earned from Cendant on intercompany cash balances held by Cendant, the elimination of $7 million and $19 million of interest expense for the three months ended March 31, 2006 and the year ended December 31, 2005, respectively, related to the existing asset-linked facility of Cendant relating to certain of our assets, which is expected to be repaid, and the $18 million and $74 million of incremental interest expense for the three months ended March 31, 2006, and the year ended December 31, 2005, respectively, in connection with the planned borrowings of (i) $800 million of debt under an interim loan facility bearing interest at LIBOR plus 55 basis points, (ii) $300 million of debt under a term loan facility bearing interest at LIBOR plus 55 basis points and (iii) approximately $260 million of debt under a revolving credit facility bearing interest at LIBOR plus 55 basis points. The incremental interest expense assumes an average principal amount outstanding of approximately $1,360 million and a weighted average interest rate of approximately 6.0% on the aggregate borrowings. A change of one-eighth of 1% (12.5 basis points) in the interest rate associated with these borrowings would result in additional annual interest expense of $2 million (in the case of an increase to the rate) or an annual reduction to interest expense of $2 million (in the case of a decrease in the rate).
(d)	Represents the income tax effects of footnotes (a), (b) and (c) above at an effective tax rate of approximately 38%.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Interim Combined Condensed Financial Statements and the Annual Combined Financial Statements and accompanying Notes thereto, included elsewhere in this information statement. Unless otherwise noted, all dollar amounts are in millions and those relating to our results of operations are presented before taxes.

Restatement of Combined Statements of Income, Balance Sheets, Cash Flows and Invested Equity

We have restated our annual combined statements of cash flows to reflect income taxes payable to Cendant as effectively cash settled by us within operating cash flows with an equal offsetting adjustment to investing cash flows. The reclassification is being made to reflect the change in amounts due from Cendant on a net basis in investing activities in our annual combined statements of cash flows. Accordingly, our combined statements of cash flows have been restated for all periods presented in our Annual Combined Financial Statements. We also restated our annual combined statement of income, balance sheets, cash flows and invested equity. Such restatement corrected (i) the effect of entries recorded in reverse in 2005 and (ii) the goodwill balance for adjustments relating to previous acquisitions. These errors were limited to our vacation exchange and rental business. The restated amounts are described in Note 22 to our Annual Combined Financial Statements.

Wyndham Worldwide, which holds or will hold substantially all of the assets and liabilities of Cendant’s Hospitality Services (including Timeshare Resorts) businesses, is a global provider of hospitality products and services. We operate in the following three segments:

•	Lodging—franchises hotels in the upscale, middle and economy segments of the lodging industry and provides property management services to owners of our upscale branded hotels.

•	Vacation Exchange and Rental—provides vacation exchange products and services to owners of intervals of vacation ownership interests and markets vacation rental properties primarily on behalf of independent owners.

•	Vacation Ownership—markets and sells vacation ownership interests, or VOIs, to individual consumers, provides consumer financing in connection with the sale of VOIs and provides property management services at resorts.

SEPARATION PLAN

On October 23, 2005, the Board of Directors of Cendant preliminarily approved a plan to separate Cendant into four independent, publicly traded companies—one for each of Cendant’s Hospitality Services (including Timeshare Resorts), Real Estate Services, Travel Distribution Services and Vehicle Rental businesses. On April 24, 2006, Cendant announced that as an alternative to distributing shares of Travelport Cendant was also exploring the sale of Travelport. On June 30, 2006, Cendant entered into an agreement to sell Travelport to an affiliate of the Blackstone Group for $4,300 million in cash. On [            ], 2006, the Board of Directors of Cendant approved the distributions of all of the shares of common stock of Wyndham Worldwide and Realogy. Following the distributions, Cendant stockholders will own 100% of the common stock of Wyndham Worldwide and Realogy. In connection with the plan of separation, it is expected that Cendant will change its name to Avis Budget Group, Inc.

In connection with our separation, we entered into borrowing arrangements for a total of $2,000 million, which is comprised of a $300 million term loan facility, an $800 million interim loan facility and a $900 million revolving credit facility. At or prior to the distribution, we expect to draw approximately $1,360 million against those facilities and issue approximately $70 million in letters of credit, leaving approximately $570 million available to provide liquidity for additional letters of credit and for working capital and ongoing corporate needs. Approximately $600 million of the proceeds received in connection with these borrowings is

Pro Forma Indebtedness Following Separation

The following table reflects our indebtedness (and related collateralizing assets) as of March 31, 2006 after giving pro forma effect to the planned borrowings in connection with our separation, which are described in more detail in the section entitled “Description of Material Indebtedness,” included elsewhere in this information statement.

	As of March 31, 2006	(Adjustments)/ Planned Issuances/ (Repayments)		Separation Pro Forma	Reduction in Borrowings for Travelport Sale	Travelport Sale Pro Forma
Secured assets(a)	$3,240	$(1,343)		$1,897	$—	$1,897

Securitized vacation ownership debt	$1,167	$—		$1,167	$—	$1,167
Other:
Vacation ownership asset-linked debt	575	(575	)(b)	—	—	—
Bank borrowings
Vacation ownership	104	—		104	—	104
Vacation rental	66	—		66	—	66
Vacation rental capital leases	141	—		141	—	141

	$2,053	$(575)		$1,478	$—	$1,478

Unsecured debt:
Other	$35	$—		$35	$—	$35
Revolving credit facility	—	260	(c)	260	—	260
Term loan	—	300	(d)	300	—	300
Interim loan facility	—	800	(e)	800	(760)	40

	35	1,360		1,395	(760)	635

	$2,088	$785		$2,873	$(760)	$2,113

(a)	Represents the portion of vacation ownership contract receivables, other vacation ownership related assets, and other vacation exchange and rental assets that collateralize our outstanding secured obligations. The pro forma amount reflects a reduction associated with the expected repayment of the existing asset-linked facility of Cendant which will result in the corresponding assets no longer being secured.
(b)	Represents the repayment of borrowings under the asset-linked facility utilizing proceeds received in connection with the planned borrowings.
(c)	Represents borrowings under a 5-year, $800 million revolving credit facility, which will bear interest at LIBOR plus 55 basis points, in addition to a commitment fee of 10 basis points, each of which will be dependent on our credit ratings.
(d)	Represents unsecured term loans, which will be due in 2011 and will bear interest at LIBOR plus 55 basis points.
(e)	Represents the issuance of term loans, which will be due in 2007 and will bear interest at LIBOR plus 55 basis points, dependent on our credit ratings.

Our new borrowing facilities contain restrictive covenants, including restrictions on indebtedness of material subsidiaries, mergers and certain sales of assets, limitations on liens, liquidations, and sale and leaseback transactions, and the maintenance of certain financial ratios. As of March 31, 2006, on a pro forma basis, we would have been in compliance with all the restrictive covenants including the required financial ratios. See “Description of Material Indebtedness,” included elsewhere in this information statement for a description of these restrictive covenants.

LIQUIDITY RISK

Our liquidity position may be negatively affected by unfavorable conditions in the markets in which we operate. Our liquidity as it relates to our vacation ownership financings could be adversely affected if we were to fail to renew any of the facilities on their renewal dates or if we were to fail to meet certain ratios, which may occur in certain instances if the credit quality of the underlying vacation ownership contract receivables deteriorates. Our ability to sell vacation ownership contract receivables depends on the continued ability of the capital markets to provide financing to the entities that buy the vacation ownership contract receivables.

•	All of the assets and liabilities (including whether accrued, contingent or otherwise) primarily related to the businesses and operations of Cendant’s Travel Distribution Services segment will be retained by or transferred to Travelport or one of its subsidiaries;

•	All of the assets and liabilities (including whether accrued, contingent or otherwise) primarily related to the businesses and operations of Cendant’s Vehicle Rental segment will be retained by or transferred to Cendant or one of its subsidiaries;

•	Liabilities (including whether accrued, contingent or otherwise) related to, arising out of or resulting from businesses of Cendant that were previously terminated or divested will be allocated among the parties to the extent formerly owned or managed by or associated with such parties or their respective businesses;

•	Each party will assume or retain any liabilities relating to its employees in respect of the period prior to, on or following the effective time of the Separation and Distribution Agreement;

•	Each party or one of its subsidiaries will assume or retain any liabilities (including under applicable federal and state securities laws) relating to, arising out of or resulting from any registration statement or similar disclosure document which offers for sale any security of such party to the extent such documents exclusively relate to such party or its subsidiaries or affiliates;

•	Each party or one of its subsidiaries will assume or retain any liabilities relating to, arising out of or resulting from any of its or its subsidiaries’ or controlled affiliates’ indebtedness (including debt securities and asset-backed debt), regardless of the issuer of such indebtedness, exclusively relating to its business or secured exclusively by its assets;

•	We will assume 37.5% and Realogy will assume 62.5% (or, if the sale of Travelport is not completed, we will assume 30%, Realogy will assume 50% and Travelport will assume 20%) of certain contingent and other corporate liabilities of Cendant or its subsidiaries, which we refer to in this information statement as Assumed Cendant Contingent and Other Liabilities, which are not primarily related to any of our business or the business of Realogy or Travelport and/or Cendant’s Vehicle Rental business, in each case incurred on or prior to the earlier of (x) December 31, 2006 or (y) the date of the separation of Travelport from Cendant, including liabilities of Cendant and its subsidiaries related to, arising out of or resulting from (i) certain terminated or divested businesses including, among others, Cendant’s former PHH and Marketing Services (now known as Affinion) businesses, (ii) liabilities relating to the Travelport sale including, in general (but subject to certain exceptions), liabilities for taxes of Travelport for taxable periods through the date of the Travelport sale, (iii) the Securities Action, the PRIDES Action and the ABI Actions (for further description of these litigation matters see “Business—Employees, Properties and Facilities, Government Regulation and Legal Proceedings—Legal Proceedings—Legal—Cendant Corporate Litigation”), (iv) any actions with respect to the separation plan or the distributions (other than actions arising out of disclosure documents distributed or filed relating to the securities or indebtedness of one of the four businesses) made or brought by any third party and (v) payments under certain identified contracts (or portions thereof) that were not allocated to any specific party in connection with the separation. Cendant will not assume liability for any such Assumed Cendant Contingent and Other Liabilities (although, if a party defaults in payments in respect of any such liability, each non-defaulting party, including Cendant, will pay an equal share of such defaulted amount). The parties to the Separation and Distribution Agreement agreed that following completion of the separation plan, Cendant, which will consist of the Vehicle Rental business, will not retain any contingent or other corporate liabilities incurred prior to the completion of the separation plan that are not primarily related to the Vehicle Rental business because the Vehicle Rental company is expected to have more total debt, both secured and unsecured, and/or lower credit ratings, than us, Realogy and Travelport;

•

We will be entitled to receive 37.5% and Realogy will be entitled to receive 62.5% (or, if the sale of Travelport is not completed, we will be entitled to receive 30%, Realogy will be entitled to receive 50%

DESCRIPTION OF MATERIAL INDEBTEDNESS

New Borrowing Facilities

We entered into borrowing arrangements for a total of $2,000 million, comprised of a $300 million term loan facility, an $800 million interim loan facility and a $900 million revolving credit facility. At or prior to the distribution, we expect to draw $1,360 million against those facilities and issue approximately $70 million in letters of credit, leaving approximately $570 million available to provide liquidity for additional letters of credit and for working capital and ongoing corporate needs. All of the approximately $1,360 million of debt we expect to incur will be transferred to Cendant solely to repay a portion of Cendant’s corporate debt (including its existing asset-linked facility relating to certain of the assets of Cendant’s Hospitality Services (including Timeshare Resorts) businesses). Our interest rate under these facilities will be based on a spread over LIBOR, tied to our credit ratings as determined by Standard & Poor’s and Moody’s. Based on our recently issued ratings of BBB and Baa2 by Standard & Poor’s and Moody’s, respectively, that rate will be at LIBOR plus 55 basis points.

Historically, Cendant has borrowed under its existing asset-linked facility relating to certain of the assets of Cendant’s Hospitality Services (including Timeshare Resorts) businesses, which borrowings amounted to $600 million, $575 million and $550 million at June 30, 2006, March 31, 2006 and December 31, 2005, respectively. These Cendant borrowings have been reflected in our accompanying historical combined financial statements. We expect that Cendant will repay the then-outstanding balance of these borrowings at the time of our separation with a portion of our initial borrowings of $1,360 million.

The interim loan facility ranks pari passu with our unsecured debt except with respect to maturity as the interim facility has a one-year term and the revolving credit facility and term loan facility has five-year terms. Subject to market conditions, we intend to replace the interim loan facility in its entirety with a combination of public, senior unsecured medium-term (a duration of between 3 and 10 years), non-convertible, fixed and/or floating rate bonds. In the event of a sale of Travelport is completed, we intend to use a portion of the proceeds contributed to us to pay down the interim facility; in addition, the receipt of such proceeds would likely result in our issuing a proportionally smaller amount of the bonds described above. The remainder of the proceeds from a sale of Travelport, if any, will be used to repay other debt.

The new facilities include affirmative covenants, including the maintenance of specific financial ratios. These financial covenants consist of a minimum interest coverage ratio of at least 3.0 times as of the measurement date and a maximum leverage ratio not to exceed 3.5 times on the measurement date. The interest coverage ratio is calculated by dividing EBITDA (as defined in the credit agreement) by Interest Expense (as defined in the credit agreement), excluding interest expense on any Securitized Indebtedness and on Non-Recourse Indebtedness (as the two terms are defined in the credit agreement), both as measured on a trailing 12 month basis preceding the measurement date. The leverage ratio is calculated by dividing total Consolidated Total Indebtedness (as defined in the credit agreement) excluding any Securitization Indebtedness and any Non-Recourse Secured debt as of the measurement date by EBITDA as measured on a trailing 12 month basis preceding the measurement date. Negative covenants in the new credit facilities include limitations on indebtedness of material subsidiaries; liens; mergers, consolidations, liquidations, dissolutions and sales of substantially all assets; and sale and leasebacks. Events of default in the new credit facilities include nonpayment of principal when due; nonpayment of interest, fees or other amounts; violation of covenants; cross payment default and cross acceleration (in each case, to indebtedness (excluding securitization indebtedness) in excess of $50 million); and a change of control (the definition of which permits our separation from Cendant).

We currently expect the aggregate amount of our pro forma indebtedness, after giving effect to the separation and distributions and the application of proceeds from the sale of Travelport, to be at least $946 million excluding the vacation ownership securitization program described in detail below.

We expect to close an additional series of notes payable from vacation ownership loans as a single class in the initial principal amount of $550 million on or about July 11, 2006. The payment of principal and interest on these notes will be insured under the terms of a financial guaranty insurance policy. Approximately $500 million of the proceeds from these notes is expected to be utilized to reduce the principal and interest outstanding under the Series 2002-1 variable funding notes referenced above, and the remaining proceeds are expected to be used for general corporate purposes.

Other Indebtedness

From time to time, our subsidiaries enter into bank borrowings in connection with our operations in order to, among other things, fund working capital. For example, to support our vacation ownership operations in the South Pacific, we currently have AUD $195 million, or $145 million, available under foreign credit facilities, portions of which are secured, that are collateralized by our vacation ownership contract receivables and related assets in that location. As of March 31, 2006, we had $104 million of secured borrowings outstanding under these facilities, collateralized by $121 million of underlying vacation ownership contract receivables and related assets. In addition, we lease vacation homes located in European holiday parks as part of our vacation exchange and rental business. As of March 31, 2006, we had $141 million of capital lease obligations. We also maintain other unsecured debt facilities which arise through the ordinary course of operations.

corporate assets attributable to periods prior to the completion of the plan of separation from 30% to 37.5%. There can be no assurance that a sale of Travelport will be completed or as to the terms of any such sale. If a sale is not completed, Cendant expects to pursue its original plan to distribute the shares of common stock of Travelport to Cendant stockholders. Upon a sale of Travelport, certain Cendant assets and liabilities may be allocated only to the Company and Realogy. Although the Company does not currently expect the terms of any commercial arrangements, including any short-term transition arrangements, to be affected by a potential sale of Travelport, there can be no assurance that this will be the case.

Acquisition of Baymont Inn & Suites

On April 7, 2006, the Company completed the previously announced acquisition of the Baymont Inn & Suites brand and system of 115 independently owned franchised properties for approximately $60 million in cash. In addition, in April 2006, following the closing of the acquisition, the Company announced its intent to consolidate the AmeriHost-branded properties with its newly acquired Baymont-branded properties to create a more significant midscale brand.

Borrowing Facilities

On July 7, 2006, the Company entered into borrowing arrangements for a total of $2,000 million, comprised of a $900 million five-year revolving credit facility, a $300 million five-year term loan facility and an $800 million interim loan facility which is due in June 2007. The $900 million five-year revolving credit facility bears interest at LIBOR plus 55 basis points, in addition to a commitment fee of 10 basis points, each of which are dependent on the Company’s credit ratings. The $300 million five-year term loan facility bears interest at LIBOR plus 55 basis points and the $800 million interim loan facility each bear interest at LIBOR plus 55 basis points dependent on the Company’s credit ratings. No amounts have been drawn against these facilities. The facilities have certain affirmative covenants including the maintenance of specific financial ratios.

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